Mail Stop 4720

June 19, 2009

G. Richard Ferdinandtsen
President and Chief Operating Officer
American National Insurance Company
One Moody Plaza
Galveston, Texas 77550-7999

Re: American National Insurance Company
**   Amendment No. 1 to Registration Statement on Form 10-12B, filed June 2, 2009**
**   File No. 001-34280**

Dear Mr. Ferdinandsten:

    We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2. Financial Information, page 26

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Estimates, page 33

Property and Casualty Reserves, page 38

1. On page 39 you make reference to independent actuarial firms and their completion of the Statement of Actuarial Opinion at each year-end on the loss and loss adjustment

expense reserves recorded for each subsidiary. Please expand your disclosure to clarify the purpose of these Statements of Actuarial Opinions.

2. Your revised disclosure in response to prior comment #10(f) appears to show only the impact of a mathematical change in your net loss reserves instead of the impact of reasonably likely changes in key assumptions as previously requested. Please revise to disclose the impact that reasonably likely changes in key assumptions may have on reported results, financial position and liquidity and explain why management believes the scenarios quantified are reasonably likely.

Results of Operations and Related Information by Segment

Property and Casualty, page 71

3. For each period, please revise to include a table that presents the components of the change in DAC and related disclosure similar to other segments or tell us why this disclosure in not meaningful.

Corporate and Other, page 84

4. Please refer to your revised disclosure in response to prior comment #17(b). Expand your disclosure to clarify why other-than-temporary impairments are not allocated to your insurance segments.

5. Refer to your disclosure on page 85 that "due to the deterioration in the credit market and the other-than-temporary impairments recorded on assets which support the insurance segments, invested assets which were previously allocated to the Corporate and Other segment were reallocated in the first quarter of 2009 to the insurance segments. This resulted in a decrease in net investment income for the Corporate and Other segment." Please revise your disclosure to clarify, if true, that the reallocation of invested assets to the insurance segments has been consistently applied to all periods presented. If not please advise us.

Investments

Unrealized Gains and Losses, page 102

6. Refer to your tabular disclosure on the change in net unrealized gains or losses for the three months ended March 31, 2009 and 2008. Please disclose here, and in interim Note 4, how you calculated the provision for income taxes and clarify if the amount is a provision or benefit. Explain to us why the total amount does not equal the net unrealized loss component of comprehensive income disclosed in interim Note 11.

Item 6. Executive Compensation, page 116

Compensation Discussion and Analysis, page 116

Annual Incentive Compensation, page 119

7. We note your response to our prior comment #22. Please include a footnote after each performance measure that breaks down how each Named Executive Officer was compensated based on the respective actual result. You may include this information in separate table if you wish.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies and Practices, page 157

Deferred Policy Acquisition Cost, page 159

8. Refer to your response to prior comment #34. Please revise your disclosures to clarify, if true, that the amount for the present value of future profits resulting from the acquisition of life insurance portfolios is immaterial in all periods presented.

3. Investments

Unrealized Gains and Losses, page 166

9. Your revised disclosure in response to prior comment #37 does not appear to provide sufficient information for investors to understand the information you considered, both positive and negative, in reaching the conclusion that the impairments are not other than temporary. Please provide further insight into your rationale for concluding that unrealized losses other-than-temporary impairments. Please refer to the suggested disclosure in paragraph 17(b) of FSP FAS115-1 and FAS 124-1.

5. Fair Value of Financial Instruments, page 171

10. Please refer to your response to prior comment #44. It does not appear that you included all of the information requested in our original comment. For transfers in, revise your disclosure to discuss the specific inputs that became unobservable and whether the transfer was the result of a change in methodology.

Interim Consolidated Financial Statements

Consolidated Statements of Income, page 195

G. Richard Ferdinandtsen
American National Insurance Company
June 19, 2009
Page 4

11. Based on your description of the line item "Provision (benefit) for federal income taxes" it appears that a provision is a positive amount and a benefit is a negative amount. Please revise the amounts presented to be consistent with description and your tax provisions presented in the income statements for the three years ended December 31, 2008.

* * * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat at (202) 551-3656 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Scot Foley at (202) 551-3383 or Daniel Greenspan at (202) 551-3623 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Gregory S. Garrison
        Sean A. Monticello
        Greer, Herz & Adams, L.L.P.
        One Moody Plaza, 18th Floor
        Galveston, Texas 77550-7990